Exhibit 99.1

No. 32/08

IAMGOLD’s Boto Project, Senegal Exploration Update
Significant Drill Results Reported from Boto, Senegal

Toronto, Ontario, July 30, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the discovery of multiple zones of significant gold mineralization at its wholly-owned Boto Property in Senegal, West Africa. The Company controls an extensive land package of 630 square kilometres in southeast Senegal covering an important segment of the Birimian Kedougou-Kenieba greenstone belt. The concessions also cover a significant strike extent of the prolific Senegalo-Malian Shear System that is spatially associated with several important gold mines including Loulo and the world class Sadiola gold deposit in adjacent Mali. Results from IAMGOLD’s drilling campaigns at Boto completed chiefly during the 2007 and 2008 exploration seasons have identified several new and important mineralized zones at Boto, including the six kilometre-long Guemedji Trend and the parallel Koulou Trend.

“The drill results at Boto underscore the importance of grassroots exploration to IAMGOLD, providing us with the potential to add low-cost ounces on wholly-owned assets,” stated Joseph Conway, President & CEO. “West Africa is a key jurisdiction for our long-term strategic direction at IAMGOLD and grassroots exploration is one of several ways we are growing our project pipeline.”

Boto 2, 4 and 6  zones - Guemedji Trend (supporting Tables and Maps at end of release)

The Guemedji Trend (Figures 1 and 2) is a six kilometre long mineralized corridor first recognized through an innovative termite mound sampling program. The three individual anomalies are separated by large, relatively untested areas where geochemical sampling has been shown to be ineffective.

The 2007 and 2008 drilling programs (6,362 metres of RC drilling and 2,664 metres of diamond drilling respectively) specifically targeted the Boto 4 and Boto 6 anomalies (Figures 3 and 4). A 100 to 150 metre wide, pervasive alteration zone was delineated in RC drilling. The zone contains numerous intersections between 10 and 15 metres in width and all exceeding 1.0 g/t Au. Diamond drilling returned a number of significant intercepts at depth to the west of the alteration corridor.

Significant diamond drill results include:

DBDD-2045: 12m @ 2.34g/t Au from 98m
DBDD-2046: 32m @ 1.24g/t Au from 144m and 20m @ 2.55g/t from 193m
DBDD-2047: 19m @ 1.65g/t Au from 124m
DBDD-2048: 12m @ 2.84g/t Au from 90m

Prior to 2007, a total of 790 metres of reconnaissance rotary air blast (RAB) drilling and 1,973 metres of RC drilling was completed at Boto 2 (Figure 5). This work resulted in the delineation of a NNE-trending zone of near surface oxide mineralization. Drill highlights include the following:

DBRAB-2019: 12m @ 3.27g/t Au from 0m
DBRC-2050: 8m @ 3.61g/t Au from 26m

Boto 5 - Koulou Trend (supporting Tables and Maps at end of release)

Boto 5 is located 1.5 km northwest of Boto 6 on the regionally extensive Koulou Trend (Figures 1 and 2). A comprehensive exploration program incorporating termite mound sampling,  trenching (533 metres), RC drilling (5,029 metres) and diamond drilling (2,113 metres) has defined a ENE-striking gold zone extending over 800 metres in length, with significant intersections returned from the westernmost 500 metres (Figure 6 and long section figure 7). Deeper diamond drilling completed during 2007 (2,389 metres) intersected numerous high-grade gold intercepts accompanied by intense hydrothermal alteration, although the continuity of mineralization has not been conclusively demonstrated. Best results include:

Boto5TR-00008: 9m @ 60.02g/t Au
Boto5TR-00022: 13m @ 11.54g/t Au
DBDD-2012: 15m @ 23.68g/t Au from 62m
DBDD-2018: 9m @ 5.89g/t Au from 78m
DBRC-2004: 20m @ 2.90g/t Au from 77m
DBRC-2007: 12m @ 16.98g/t Au from 22m
DBRC-2020: 12m @ 6.80g/t Au from 83m
(note: TR, DD and RC refer to trenches, diamond drill holes, and reverse circulation drill holes respectively.)

2008 Exploration Program

IAMGOLD currently expects to spend US$1.7 million on the 2008 Boto exploration program. Terratec Geophysical Services is currently carrying out a 33-line kilometre High Resolution Dipole-Dipole IP geophysical survey (“HIRIP”) to help delineate the underlying geology, structure and mineralization of the identified trends. This geophysical work is scheduled for completion in October-November following the annual rainy season. Additional QA/QC validation work is also planned for select drill holes to ensure that analytical results conform to the Company’s QA/QC protocols and standards of care. A drilling program is also scheduled to start in the fourth quarter.

QAQC

IAMGOLD implements standard operating and quality assurance procedures to ensure that all sampling techniques and sample results meet international reporting standards. At Boto, trench and drill samples were dispatched to Chimitec (Val D’Or; 2000-2002) or Abilab/ALS Chemex (Bamako; 2002-2008) with inclusion of certified standards (excepting 2007 RC holes and six 2007/08 diamond holes), blanks and field duplicates. At the laboratory, samples are jaw crushed and bulk pulverised to a 75µm particle size (85%) with a 50g aliquot subsequently analyzed for gold by lead collection fire assay with AAS finish. Samples returning grades above 10g/t Au are re-submitted for metallic sieve gold analysis. ALS Chemex inserts standards and blanks into each sample batch and completes random duplicate gold analyses as part of its own quality management reporting system. All ALS Chemex internal standards have been interrogated with no reported failures.

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s Gold Money Policy demonstrates IAMGOLD’s commitment and confidence in the gold market.

Qualified Person/Quality Control Notes

Mr. Charles Beaudry, P.Geo, an employee of IAMGOLD Corporation has visited the Boto property, and has reviewed and audited the technical information and all the QAQC results for the Boto Project  in this news release. The foregoing person is a "qualified person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified person. The qualified person has verified the data disclosed underlying the information or opinions contained herein.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol T. Banducci
President & CEO	Chief Financial Officer
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Supporting Tables & Maps

Boto2
Hole-ID	Total Depth (m)	Dip (°)	Azimuth (°)	From (m)	To (m)	Interval (m)	Au (g/t)
DBRAB-2017	34	-60	135	22	34	12	1.04
DBRAB-2018	28	-60	135	6	16	10	1.88
				22	28	6	0.66
DBRAB-2019	20	-60	135	0	12	12	3.27
including				8	10	2	12.50
				16	20	4	3.02
DBRAB-2033	39	-60	135	34	39	5	6.99
including				36	38	2	13.84
DBRC-2050	40	-90	135	26	34	8	3.61
DBRC-2051	40	-60	135	14	20	6	2.35
DBRC-2059	90	-60	135	42	50	8	0.69
DBRC-2060	56	-60	135	6	18	12	1.20
DBRC-2061	84	-60	135	62	78	16	1.46
DBRC-2064	56	-60	135	34	50	16	0.99
DBRC-2068	70	-60	135	54	58	4	1.28
DBRC-2069	86	-60	135	48	60	12	1.04
DBRC-2071	50	-60	135	20	26	6	0.66
DBRC-2073	70	-60	135	22	26	4	1.02
DBRC-2079	80	-60	135	0	6	6	1.31
				60	66	6	0.55
DBRC-2080	84	-60	135	32	36	4	2.16
				52	58	6	0.61
DBRC-2101	80	-60	135	4	12	8	0.75
				74	78	4	2.79
DBRC-2180*	104	-60	115	78	84	6	5.16
including				82	84	2	9.85
DBRC-2181*	100	-60	115	34	38	4	3.15

Boto4
Hole-ID	Total Depth (m)	Dip (°)	Azimuth (°)	From (m)	To (m)	Interval (m)	Au (g/t)
Boto6TR-00027	134	0	115	95	106	11	0.79
				109	114	5	0.69
DBDD-2017	97	-45	90	25	32	7	1.27
				50	62	12	0.98
DBDD-2032*	184	-60	115	72	77	5	0.95
				89	94	5	1.30
				117	126	9	4.86
DBDD-2045	217	-60	115	77	83	6	0.61
				98	110	12	2.34
				208	217	9	3.28

DBDD-2052*	194	-60	115	132	138	6	1.16
				164	176	12	0.67
DBRC-2096	50	-50	90	22	26	4	1.97
DBRC-2097	66	-50	90	0	4	4	1.24
				56	60	4	1.32
DBRC-2098	35	-50	90	8	12	4	1.11
				20	22	2	1.17
DBRC-2099	50	-50	90	13	37	24	1.49
DBRC-2104*	100	-60	115	38	44	6	1.98
				58	76	18	0.89
				82	94	12	0.77
DBRC-2105*	100	-60	115	4	14	10	1.00
DBRC-2106*	100	-60	115	22	30	8	1.24
				44	50	6	0.82
DBRC-2107*	100	-60	115	88	92	4	2.19
DBRC-2109*	100	-60	115	36	42	6	1.23
DBRC-2110*	100	-60	115	38	44	6	0.94
				88	96	8	1.05
DBRC-2111*	100	-60	115	14	20	6	0.76
				68	76	8	0.63
				80	94	14	0.93
DBRC-2112*	100	-60	115	16	20	4	1.41
DBRC-2115*	100	-60	115	22	26	4	3.88
DBRC-2116*	100	-60	115	4	10	6	0.83
DBRC-2122*	100	-60	115	60	64	4	1.19
DBRC-2124*	100	-60	115	24	28	4	1.44
DBRC-2125*	100	-60	115	18	22	4	1.01
DBRC-2127*	100	-60	115	78	84	6	0.52
DBRC-2131*	100	-60	115	26	34	8	0.84
				44	50	6	0.80
Guemedji1*	32	-90	0	1	6	5	1.58
				12	21	9	0.68

Boto5
Hole-ID	Total Depth (m)	Dip (°)	Azimuth (°)	From (m)	To (m)	Interval (m)	Au (g/t)
Boto5TR-00008	48	-3	115	5	14	9	60.02
				18	22	4	5.82
Boto5TR-00010	30	0	115	10	14	4	4.21
Boto5TR-00022	159	0	115	37	49	12	3.11
				52	65	13	11.54
including				54	56	2	12.35
including				69	64	5	21.91
				88	96	8	2.79
Boto5TR-00024	70	0	115	36	46	10	19.23
including				37	38	1	170.60

DBDD-2012	148	-45	115	62	77	15	23.68
including				64	69	5	56.79
including				75	77	2	16.51
				81	84	3	8.48
DBDD-2013	234.5	-45	115	157	163	6	3.42
				192	199	7	4.98
DBDD-2018	214	-45	115	78	87	9	5.89
including				80	82	2	22.65
				180	184	4	4.97
				189	197	8	3.73
DBDD-2022	171	-45	115	106	109	3	2.71
				112	116	4	2.18
DBDD-2023	267.5	-47	115	121	128	7	1.02
DBDD-2028	200	-45	115	59	62	3	1.10
DBDD-2030	198	-90	115	8	15	7	1.35
				19	26	7	3.49
including				22	24	2	9.83
				61	69	8	1.04
DBDD-2035*	244	-60	153	118	122	4	1.34
				145	158	13	2.99
DBDD-2036	301	-60	153	202	206	4	3.31
DBDD-2037*	194	-60	153	150	158	8	1.39
DBDD-2039*	214	-60	153	156	164	8	1.26
DBDD-2040	268	-60	153	250	263	13	1.95
DBDD-2041	211	-60	153	60	66	6	3.06
				69	74	5	4.17
				170	174	4	2.92
DBRC-2002	150	-50	115	9	18	9	1.99
DBRC-2003	82	-50	115	43	46	3	2.33
DBRC-2004	114	-50	115	77	97	20	2.90
DBRC-2005	99	-50	115	75	92	17	1.95
DBRC-2006	28	-50	115	24	28	4	11.48
including				25	27	2	20.90
DBRC-2007	96	-50	115	22	34	12	16.98
including				23	25	2	66.35
including				31	34	3	20.48
				42	48	6	3.51
				54	60	6	0.63
				82	89	7	3.67
DBRC-2009	100	-50	115	78	98	20	2.33
DBRC-2010	100	-50	115	15	28	13	2.86
				32	49	17	2.86
				54	57	3	1.34
DBRC-2017	66	-50	115	56	59	3	8.03
including				57	59	2	9.72
				63	66	3	1.68
DBRC-2019	105	-50	115	24	27	3	1.70
DBRC-2020	119	-50	115	4	9	5	1.34

				74	79	5	1.67
				83	95	12	6.80
including				83	85	2	33.14
DBRC-2091	85	-45	115	26	32	6	0.85
DBRC-2094	74	-45	115	58	62	4	5.26

Boto6
Hole-ID	Total Depth (m)	Dip (°)	Azimuth (°)	From (m)	To (m)	Interval (m)	Au (g/t)
Boto6TR-00006	20	0	90	5	14	9	2.96
Boto6TR-00007	56	0	90	1	17	16	1.35
DBDD-2015	111	-45	315	46	54	8	0.78
DBDD-2031	238	-60	115	176	182	6	0.68
				191	199	8	0.89
DBDD-2043	250	-60	115	62	73	11	1.12
				80	88	8	0.82
				106	111	5	0.61
				117	122	5	1.44
				216	219	3	1.06
DBDD-2044	187	-60	115	17	23	6	0.59
				44	50	6	1.07
				66	92	26	0.93
				128	139	11	0.81
DBDD-2046	289	-60	115	17	25	8	1.70
				130	136	6	1.88
				144	176	32	1.24
				180	186	6	1.78
				193	213	20	2.55
including				196	198	2	11.39
				263	271	8	1.02
DBDD-2047	241	-60	115	68	73	5	0.86
				92	97	5	0.83
				107	116	9	1.06
				124	143	19	1.65
				152	157	5	0.99
				171	174	3	1.05
DBDD-2048	205	-60	115	19	24	5	1.39
				33	42	9	0.92
				90	102	12	2.84
				127	130	3	1.69
				136	141	5	0.52
DBDD-2049	154	-60	115	26	32	6	2.21
				36	40	4	1.09
				70	77	7	0.62
DBDD-2051B	238	-60	115	136	146	10	0.80
DBRC-2137*	100	-60	115	48	56	8	0.57
				72	78	6	1.48

DBRC-2143*	99	-60	115	60	74	14	1.19
				80	90	10	0.63
DBRC-2144*	100	-60	115	64	74	10	1.15
DBRC-2145*	100	-60	115	12	18	6	0.67
DBRC-2151*	116	-60	115	52	56	4	1.72
DBRC-2152*	100	-60	115	60	70	10	0.65
DBRC-2154*	100	-60	115	34	38	4	1.84
				50	60	10	0.51
DBRC-2155*	100	-60	115	30	32	2	57.00
DBRC-2156*	100	-60	115	42	48	6	1.06
				66	70	4	1.07
DBRC-2157*	100	-60	115	36	42	6	0.80
DBRC-2161*	100	-60	115	30	34	4	1.34
DBRC-2162*	100	-60	115	0	2	2	25.45
				56	62	6	1.06
DBRC-2166*	100	-60	115	82	86	4	1.01
DBRC-2167*	94	-60	115	16	24	8	1.02

Intercepts calculated using 0.5g/t Au lower cut, 3m minimum downhole width (excepting high-grade inclusion intervals), 2m maximum internal dilution and no top cut. For brevity, intercepts narrower than 5m downhole width and averaging less than 1.0g/t Au are not listed. * Denotes those drill holes where certfied standards were not inserted during sampling. ALS Chemex internal standards for these batches have been interrogated with no reported failures.

FIGURE 1
0
2.5
5
kilometres
BOTO PERMIT 225 sq.km
Mali
Senegal
Guinea
Bofeto
Dakaya
Boto Santo
Boto Camp
Guemedji
BOTO 1
BOTO 2
BOTO 3
BOTO 4
BOTO 5
BOTO 6
225,000 mE
230,000 mE
235,000 mE
240,000 mE
245,000 mE
1,390,000 mN
1,385,000 mN
1,380,000 mN
1,375,000 mN

Figure 1 – Location of Boto Permit and Priority Target Areas

240,000 mE
241,000 mE
242,000 mE
243,000 mE
1,379,000 mN
1,378,000 mN
1,377,000 mN
1,376,000 mN
1,375,000 mN
1,374,000 mN
Legend
Diamond Holes
RAB Holes
RC Holes
Trenches
Geochemistry
100 ppb
75 ppb
50 ppb
30 ppb
Au Mineralized Corridor
BOTO 2 (Figure 3)
BOTO 4 (Figure 4)
BOTO 5 (Figure 5)
BOTO 6 (Figure 7)
FIGURE 2
0
0.5
1
kilometres

Figure 2 – Boto Project drill hole collar location plan and contoured image of surface geochemistry.

FIGURE 3 - Boto 4
Legend
Diamond Holes
RAB Holes
RC Holes
Trenches
0
125
250
metres
100 ppb
Boto4TR-00028
Boto4TR-00002
DBRC-2114
DBRC-2115
DBRC-2117
DBRC-2118
DBRC-2119
DBRC-2120
DBRC-2121
DBRC-2102
DBRC-2103
DBRC-2104
DBRC-2099
DBRC-2105
DBRC-2106
DBRC-2108
DBRC-2109
DBRC-2110
DBRC-2113
DBDD-2052
DBDD-2045
DBDD-2017
DBDD-2032
DBRC-2096
DBRC-2098
Guemedji1
DBRC-2112
DBRC-2097
DBRC-2122
DBRC-2123
DBRC-2124
DBRC-2125
DBRC-2126
DBRC-2127
DBRC-2128
DBRC-2129
DBRC-2130
DBRC-2131
DBRC-2132
DBRC-2133
DBRC-2134
DBRC-2135
DBRC-2142
241,250 mE
241,500 mE
241,750 mE
242,000 mE
242,250 mE
1,377,250 mN
1,377,000 mN
1,376,750 mN
1,376,500 mN
1,376,250 mN
1,376,000 mN
1,375,750 mN

Figure 3 – Drill hole collar location plan for Boto 4. Red dashed line denotes 100 ppb Au surface geochemistry contour.

Legend
Diamond Holes
RAB Holes
RC Holes
Trenches
241,200 mE
241,400 mE
241,600 mE
241,800 mE
1,375,400 mN
1,375,200 mN
1,375,000 mN
1,374,800 mN
1,374,600 mN
100 ppb
DBDD-2051B
DBDD-2051A
DBDD-2051
DBRC-2137
DBRC-2138
DBRC-2139
DBRC-2140
DBDD-2031
DBDD-2046
DBDD-2048
DBRC-2143
DBDD-2044
DBRC-2144
DBDD-2043
DBRC-2145
DBRC-2146
DBRC-2147
DBDD-2047
Boto6TR-00027
DBRC-2148
DBRC-2152
DBDD-2049
DBRC-2153
DBRC-2154
Boto6TR-00026
DBRC-2155
DBDD-2014
DBDD-2015
DBDD-2024
Boto6TR-00006
DBRC-2151
DBDD-2050
DBRC-2156
DBDD-2025
DBRC-2158
DBRC-2159
Boto6TR-00015
DBRC-2157
Boto6TR-00016
DBRC-2149
DBRC-2150
Boto6TR-00025
DBRC-2162
DBRC-2163
DBRC-2161
DBRC-2160
DBDD-2016
DBRC-2164
DBRC-2165
DBRC-2166
DBRC-2167
FIGURE 4 - Boto 6
0
100
200
metres

Figure 4 – Drill hole collar location plan for Boto 6. Red dashed line denotes 100 ppb Au surface geochemistry contour.

242,000 mE
242,100 mE
242,200 mE
242,300 mE
1,378,800 mN
1,378,700 mN
1,378,600 mN
1,378,500 mN
1,378,400 mN
1,378,300 mN
100 ppb
DBRAB-2023
DBRAB-2024
DBRAB-2025
DBRAB-2026
DBRAB-2027
DBRAB-2028
DBRAB-2029
OBRAB-2030
DBRC-2100
DBRC-2079
DBRC-2075
DBRC-2101
DBRC-2078
DBRC-2076
DBRC-2077
DBRC-2072
DBRC-2080
DBRAB-2031
DBRC-2053
DBRC-2054
DBRC-2055
DBRC-2056
DBRC-2057
DBRC-2058
DBRC-2081
DBRC-2073
DBRAB-2032
DBRAB-2033
DBRC-2050
DBRC-2051
DBRC-2052
DBRC-2074
DBRAB-2001
DBRAB-2002
DBRAB-2003
DBRAB-2005
DBRAB-2007
DBRAB-2009
DBRAB-2011
DBRAB-2012
DBRC-2064
DBRC-2065
DBRAB-2014
DBRC-2066
DBRAB-2013
DBRAB-2015
DBRAB-2017
DBRC-2067
DBRAB-2019
DBRC-2060
DBRAB-2018
DBRAB-2021
DBRAB-2022
DBRC-2061
DBRAB-2020
DBRC-2070
DBRAB-2016
DBRC-2059
DBRC-2062
DBRC-2068
DBRC-2069
DBRC-2063
DBRC-2071
FIGURE 5 - Boto 2
0
50
100
metres
Legend
Diamond Holes
RAB Holes
RC Holes
Trenches

Figure 5 – Drill hole collar location plan for Boto 2. Red dashed line denotes 100 ppb Au surface geochemistry contour.

400 mE
500 mE
600 mE
700 mE
800 mE
900 mE
1000 mE
1100 mE
300 mRL
200 mRL
100 mRL
0 mRL
-100 mRL
-200 mRL
L00
A (WSW)
B (ENE)
12m@3.1g/t
13m@11.5g/t
9m@60.0g/t
4m@5.8g/t
4m@3.9g/t
10m@19.2g/t
12m@6.8g/t
15m@23.7g/t
17m@2.0g/t
9m@2.0g/t
20m@2.9g/t
12m@17.0g/t
6m@3.5g/t
7m@3.7g/t
4m@11.5g/t
17m@2.9g/t
13m@2.9g/t
20m@2.3g/t
10m@3.1g/t
6m@3.4g/t
7m@5.0g/t
9m@5.9g/t
8m@3.7g/t
DD-2042
DD-2041
6m@3.0g/t
5m@4.2g/t
4m@2.9g/t
DD-2039
8m@1.3g/t
DD-2037
8m@1.4g/t
DD-2035
4m@1.3g/t
13m@3.0g/t
DD-2033
DD-2040
13m@1.9g/t
DD-2036
5m@2.7g/t
5m@1.9g/t
DD-2034
6m@3.4g/t
12m@3.3g/t
Barren Hole
Mineralized Trench
Mineralized Hole

Figure 7 – Schematic long section of Boto 5 highlighting potential SW-plunge of mineralisation. Note that the mineralized zone dips 80º to the north and that the section is oblique to the drill grid above 0mRL.